SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Georgia-Pacific Corporation

(Name of Subject Company (Issuer))

Georgia-Pacific Corporation

(Names of Filing Persons (Offeror))

Certain Outstanding Options to Purchase Georgia-Pacific Group Common Stock, par value $.80 per share, and Certain Outstanding Stock Appreciation Rights

(Title of Class of Securities)

373298108

(CUSIP Number of Class of Securities) (Underlying Common Stock)

Kenneth F. Khoury, Esq.
Vice President, Deputy General Counsel and Secretary
GEORGIA-PACIFIC CORPORATION
133 Peachtree Street, N.E.
Atlanta, Georgia 30303
Telephone: (404) 652-4000

Copy To:
Cal Smith, Esq. Troutman Sanders LLP 600 Peachtree Street, Suite 5200 Atlanta, Georgia 30308 Telephone: (404) 885-3000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$74,756,381	$6,048(1)

*	Estimated for purposes of calculating the amount of the filing fee only. This amount assumes that options to purchase 10,684,721 shares of common stock of Georgia-Pacific Corporation and 3,571,000 SAR units will be exchanged and cancelled pursuant to this offer. The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and is based on the product of (i) the approximate aggregate value of such options and SARs ($74,756,381), calculated based on the Black-Scholes option pricing model as the transaction value multiplied by (ii) $80.90 per each $1.0 million of the value of the transaction.

(1)	Previously paid.

☐     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identifying the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☒

     This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO of Georgia-Pacific Corporation, filed on May 7, 2003, as amended and supplemented by Amendment No. 1 to the Schedule TO, filed on May 9, 2003, as amended and supplemented by Amendment No. 2 to the Schedule TO, filed on May 21, 2003, as amended and supplemented by Amendment No. 3 to the Schedule TO, filed on May 28, 2003, and as amended and supplemented by Amendment No. 4 to the Schedule TO, filed on June 3, 2003, relating to Georgia-Pacific’s offer to exchange certain outstanding stock options for shares of restricted stock and certain outstanding stock appreciation rights for replacement SARs. This Amendment No. 5 reports the results of the offer.

Item 4. Terms of the Transaction

     Item 4 of the Schedule TO is hereby amended to add the following sentences:

     The offer expired at 12:00 Midnight on June 4, 2003. Subject to the terms and conditions of the offer, Georgia-Pacific accepted for cancellation options to purchase approximately 9,080,000 shares of its common stock, and granted approximately 3,360,000 restricted shares of its common stock in exchange. In addition, Georgia-Pacific accepted for cancellation approximately 3,280,000 SARs for exchange, and granted approximately 2,640,000 replacement SARs in exchange. The grants of restricted stock and replacement SARs were effective June 5, 2003. Employees tendered approximately 86% of the options and SARs eligible to be exchanged under the program.

Item 12. Exhibits

Exhibit
Number	Description of Exhibits

(a)(11)	Press Release to Announce Completion of the Offer, issued June 6, 2003.

(a)(12)	E-mail Communication to Eligible Employees, delivered June 6, 2003.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GEORGIA-PACIFIC CORPORATION

Date: June 6, 2003	By:	/s/ Kenneth F. Khoury Kenneth F. Khoury, Vice President, Deputy General Counsel and Secretary

EXHIBIT INDEX

Exhibit
Number	Description of Exhibits

(a)(11)	Press Release to Announce Completion of the Offer, issued June 6, 2003.

(a)(12)	E-mail Communication to Eligible Employees, delivered June 6, 2003.